Exhibit 99.4

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on August 19, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
China Lodging Group, Limited (the “Company”)

ADS CUSIP No.:	16949N109.
ADS Record Date:	July 15, 2010.
Meeting Specifics:	Annual General Meeting — August 26, 2010 at 2:00 P.M. (local time) at 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, People’s Republic of China.
Meeting Agendas:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of March 25, 2010.
Deposited Securities:	Ordinary shares, par value $0.0001 per share, of the Company.
Custodian(s):	Citibank, N.A. — Hong Kong Office.
The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
Please note that pursuant to Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) will vote on a show of hands unless a poll is demanded. When voting is made by show of hands, the Depositary shall vote or shall instruct the Custodian to vote in accordance with instructions received from a majority of Holders giving instructions. In case of a poll, the Depositary shall vote or cause the Custodian to vote in accordance with the instructions as received from the Holders giving instructions.
Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by (i) the chairman of the meeting, or (ii) at least three shareholders present in person, or a corporation’s representative, or by proxy for the time being entitled to vote at the meeting, or (üi) any shareholder present in person, or a corporation’s representative, or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the Meeting, or (iv) by a shareholder present in person, or a corporation’s representative, or by proxy and holding shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all shares conferring the right to vote at the meeting, or (v) if required by the rules of Nasdaq, by any director or directors who individually or collectively hold proxies in respect of shares representing 5% or more of the total voting rights at the Meeting. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.
Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of Holders may be adversely affected.
Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the amendment of the Company’s 2009 Share Incentive Plan.

2.	The resolution as set out in Item 2 of the Notice of Annual General Meeting regarding the proposed appointment of Joseph Chow as an additional director of the Company.

3.	The resolution as set out in Item 3 of the Notice of Annual General Meeting regarding the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.
A	Issues	China Lodging Group, Limited

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐
B	Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box	Date (mm/dd/yyyy)

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